Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Phone: 312-917-7700

www.nuveen.com

September 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:   Elisabeth Bentzinger

            Senior Counsel

Nuveen Municipal Credit Opportunities Fund

Registration Statement on Form N-2

File Nos. 333- 231036; 811-23440

Dear Ms. Bentzinger,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Municipal Credit Opportunities Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on September 16, 2019 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN MUNICIPAL CREDIT OPPORTUNITIES FUND

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Vice President and Secretary

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

September 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:    Elisabeth Bentzinger

             Senior Counsel

Nuveen Municipal Credit Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-231036 and 811-23440

Dear Ms. Bentzinger,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen Municipal Credit Opportunities Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on September 16, 2019, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC As Representative of the several Underwriters

By:	/s/ Celestina Milner

Name: Title:	Celestina Milner Executive Director